Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2015(a)
Earnings available for fixed charges, as defined:
Net income	$103,413
Tax expense based on income	64,575
Fixed charges	117,406
Earnings available for fixed charges, as defined	$285,394
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$111,875
Estimated interest cost within rental expense	2,300
Amortization of net debt premium, discount, and expenses	3,231
Total fixed charges, as defined	$117,406
Ratio of earnings to fixed charges	2.43
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,710
Adjustment to pretax basis	1,068
$2,778

Combined fixed charges and preferred stock dividend requirements	$120,184
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.37

(a)
Includes a $69 million provision for Callaway construction and operating license recorded in the second quarter of 2015. See Note 2 - Rate and Regulatory Matters under Part I, Item 1, of this report for additional information.